Exhibit 99.12

News release…

Date: 8 December 2005
Ref: PR449g

Rio Tinto approves Argyle Diamonds underground mine development

Rio Tinto has today announced the decision to develop a US$760 million block cave underground project at its wholly owned Argyle diamond mine in the Kimberley region of Western Australia.

An additional US$150 million will be spent on a related open pit cutback to enable continuity of production between the cessation of open pit mining in 2008 and the ramp up of the underground mine. Development work associated with the present exploratory decline will continue, with construction of the underground mine to begin once government approvals have been finalised.

The average annual production over the life of the underground mine from 2007 to 2018 is expected be around 60 per cent of Argyle’s historical annual average of 34 million carats and of similar quality.

Rio Tinto chief executive Leigh Clifford said, “This investment springs from Rio Tinto’s proven capacity to develop large scale underground mines and to compete successfully in the global diamond business.

“It will allow the Argyle mine - the world’s largest diamond mine- to operate beyond 2008. Furthermore, it will ensure that the mine’s high levels of Indigenous employment will continue to deliver economic and social benefits to the Kimberley region.”

Argyle is the largest single contributor to the Kimberley economy with 25 per cent of its present full time workforce Indigenous and 50 per cent living locally.

“The Western Australian Government’s agreement to provide royalty relief and waive some secondary processing obligations has been fundamental to the economics of the expansion and will ensure that Argyle continues to play an important regional role,” Mr Clifford said.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
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Keith Johnson, chief executive of Rio Tinto Diamonds said, “The Argyle brand and its signature stone, the pink diamond, will continue to play an important role in the world diamond market.

“This is a particularly good decision for the East Kimberley area, the Indian cutting and polishing industry and the affordable fashion jewellery industry, each with a degree of dependence on the Argyle business,” he said.

For further information, please contact:

LONDON	AUSTRALIA

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David Ovington	Susie Creswell
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Website: www.riotinto.com